UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Acquisition of Interest in Exploration Block in the Campos Basin

—

Rio de Janeiro, June 10, 2026 – Petróleo Brasileiro S.A. – Petrobras informs that it has entered into an agreement with Equinor Brasil Energia Ltda. (Equinor) for the acquisition of a 50% interest in the Itaimbezinho block, in the offshore area of the Campos Basin.

Equinor currently holds a 100% interest in the Itaimbezinho block and, upon completion of the transaction, the consortium will be composed of Equinor (operator, 50%), Petrobras (50%) and Pré-Sal Petróleo S.A. (PPSA), as the manager of the Production Sharing Contract.

This transaction reinforces the importance and relevance of exploration activities in Brazil and is aligned with the company’s long-term strategy, aimed at replenishing oil and gas reserves through the exploration of new frontiers and operating in partnership.

The partnership maximizes synergies in the Campos Basin, a region where the company is already developing neighboring assets, also in partnership with Equinor, such as the Raia project and the Jaspe exploration license.

The acquisition of the block has complied with all the company’s internal governance procedures and is aligned with its Business Plan 2026–2030.

The assignment process will be submitted to Brazil’s Administrative Council for Economic Defense (CADE) and the National Agency of Petroleum, Natural Gas and Biofuels (ANP), and completion of the transaction is subject to the fulfillment of precedent conditions, including the applicable governmental and regulatory approvals.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer